Thomas Kluck

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington DC 20549

United States of America

November 27, 2020

Dear Mr. Kluck,

Republic of the Philippines

Amendment No. 1 to the Registration Statement under Schedule B

File No. 333-249557

Reference is made to Amendment No. 1 to the Registration Statement under Schedule B (the “Registration Statement”) (File No. 333-249557) of the Republic of the Philippines (the “Republic”) filed with the Commission via the EDGAR system on November 20, 2020 pursuant to the Securities Act of 1933. We hereby request that the Commission accelerate effectiveness of the Registration Statement to 5:00 p.m. on November 30, 2020, or as soon as practicable thereafter.

If you have any questions regarding this request for acceleration, please do not hesitate to contact Amit Singh at +65 6692 5802 or amit.singh@linklaters.com.

Yours sincerely,

/S/ ROSALIA V. DE LEON
Rosalia V. De Leon
Treasurer of the Philippines
Bureau of the Treasury

/S/ MARK DENNIS Y.C. JOVEN
Mark Dennis Y.C. Joven
Undersecretary
Department of Finance

cc: Amit Singh